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                      KAYNE ANDERSON MLP INVESTMENT COMPANY
                       1800 Avenue of the Stars, 2nd floor
                              Los Angeles, CA 90067

                                November 28, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

          Re: KAYNE ANDERSON MLP INVESTMENT COMPANY (FILE NO. 811-21593)

          Kayne Anderson MLP Investment Company (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company's fidelity bond for the 2005-2006 and 2006-2007 years:

     1. A copy of the coverage increase of the bond coverage for the Company (the "Bond") (attached as EX99-1).

     2. A copy of the renewal of the Bond (attached as EX99-2).

     3. A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99-3).

          The premiums for the Bond were paid through the policy periods ending on September 27, 2006 and September 27, 2007.

          Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

                                        Sincerely,


                                        /s/ Terry Hart
                                        ----------------------------------------
                                        Terry Hart
                                        Chief Financial Officer and Treasurer